CARRIE LEAHY CLEAHY@BODMANLAW.COM 734-930-0120

March 11, 2011

BODMAN PLC SUITE 400 201 SOUTH DIVISION STREET ANN ARBOR, MICHIGAN 48104 734-930-2494 FAX 734-761-3780	Ms. Kathleen Collins, Accounting Branch Chief Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549

	Re:	Sparton Corporation/Form 10-K for Fiscal Year Ended June 30, 2010, filed September 8, 2010; File No. 001-1000

Dear Ms. Collins:

This letter is to inform you that Sparton Corporation is gathering the information necessary to respond to your letter dated February 28, 2011, and, as discussed with Melissa Kindelan of the Securities and Exchange Commission, intends to file its response by March 31, 2011.

Sincerely,

/s/ Carrie Leahy

Carrie Leahy

CL/lh

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